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                          November 10, 2020

       Kevin Conley
       President and Chief Executive Officer
       EVERSPIN TECHNOLOGIES INC
       5670 W. Chandler Boulevard, Suite 100
       Chandler, Arizona 85226

                                                        Re: EVERSPIN
TECHNOLOGIES INC
                                                            Registration
Statement on Form S-3
                                                            Filed November 6,
2020
                                                            File No. 333-249891

       Dear Mr. Conley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Geoff
Kruczek at (202) 551-3641 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Daniel Mahoney